EXHIBIT 12-29

THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31

	2000	1999	1998

	(Millions, except for ratio)

Net income	$411	$434	$418

Taxes based on income:

Income taxes	172	211	260

Municipal and state	3	3	3

Total taxes based on income	175	214	263

Fixed charges:

Interest on long-term debt	245	252	254

Amortization of debt discount, premium and expense	10	17	11

Other interest	22	19	13

Interest factor of rents	34	34	34

Total fixed charges	311	322	312

Earnings before taxes based on income and fixed charges	$897	$970	$993

Ratio of earnings to fixed charges	2.88	3.01	3.18